Exhibit 12.1

GE LIFE AND ANNUITY ASSURANCE COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Years Ended December 31,
	2003	2002	2001	2000	1999
Net earnings	$19.7	$115.8	$123.9	$163.1	$112.9
Provision for income taxes	(3.1)	42.9	70.1	72.9	56.6
Cumulative effect of change in accounting principle	—	—	5.7	—	(5.0)

Earnings before income taxes and cumulative effect of change in accounting principle	16.6	158.7	199.7	236.0	164.5
Fixed charges:
Interest	0.1	0.1	2.2	1.1	1.9
Interest portion of net rentals	1.0	1.0	1.8	1.7	1.2

Subtotal	1.1	1.1	4.0	2.8	3.1
Interest credited to contractholders	410.6	462.1	533.8	532.6	440.8

Total fixed charges	411.7	463.2	537.8	535.4	443.9
Earnings, before income taxes and cumulative effect of change in accounting principle available for fixed charges (including interest credited to contractholders)	$428.3	$621.9	$737.5	$771.4	$608.4

Earnings, before income taxes and cumulative effect of change in accounting principle available for fixed charges (excluding interest credited to contractholders)	$17.7	$159.8	$203.7	$238.8	$167.6

Ratio of earnings to fixed charges (including interest credited to contractholders)	1.04	1.34	1.37	1.44	1.37
Supplemental Ratio (excluding interest credited to contractholders)	16.09	145.27	50.93	85.29	54.06

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.